Climate Real Impact Solutions II Acquisition Corporation
300 Carnegie Center, Suite 150
Princeton, NJ 08540

January 25, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Thomas Jones

Re:
Climate Real Impact Solutions II Acquisition Corporation
Registration Statement on Form S-1
Registration File No. 333-251983

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Climate Real Impact Solutions II Acquisition Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Please contact Emily J. Oldshue, of Ropes & Gray LLP, counsel to the Company, at (617) 951-7241, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ John A. Cavalier
John A. Cavalier
Chief Financial Officer